82-4578



centrica

taking care of the essentials

02 SEP -5

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	5 September, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Eileen Baker	**No. of pages** (incl. this one)	34

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PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Regards

Eileen Baker

dlw 9/18

Secretariat, 2nd Floor, Charter Court, 50 Windsor Road, Slough, Berkshire SL1 2HA
Telephone: **01753 758 217** Facsimile: **01753 758 240**

Centrica plc
REGISTERED IN ENGLAND NO: 3033654
REGISTERED OFFICE: Charter Court, 50 Windsor Road, Slough, Berkshire, SL1 2HA

T:\Secretariat\Stock Exchange Announcements\Updated Info Aug 2001\SEC Fax

5 September, 2002

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc – Section 198 notification from AVIVA
Rule 12g 3-2 (b) File No 82-4518

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc. 1

Centrica plc

Interim Results for the six months ended 30 June 2002

(unaudited)

For the six months ended 30 June....	2002	Δ %	2001
Turnover (including Accord trading)	**£7,107m**	+5%	£6,753m
Operating profit (including joint ventures & associates)*	**£627m**	+43%	£437m
Earnings (before exceptionals and goodwill)	**£431m**	+30%	£332m
Earnings (after exceptionals and goodwill)	**£350m**	+25%	£279m
Earnings per share (adjusted basic)*	**10.4p**	+25%	8.3p
Dividend per ordinary share (interim)	**1.4p**	+17%	1.2p
Operating cash flow	**£330m**	-2%	£337m
Capital expenditure	**£154m**	+95%	£79m
Net debt (excluding Goldfish facilities)	**£465m**	+7%	£433m (31 Dec)
Net assets	**£2,264m**	+47%	£1,536m (31 Dec)

*** Operating profit and earnings per share are stated before exceptionals and goodwill amortisation**

"Our relentless focus on what customers want has enabled us to succeed in highly competitive markets." ***-- Sir Michael Perry GBE, Chairman***

Highlights:

- **UK energy operating profit up 31%**
- **49% of UK operating profit derived from customer-facing activities**
- **Centrica Business Services launched, and operating profit doubled; margin up to 8% from 6% for prior year comparative operation**
- **AA: growth in roadside membership (8%), insurance contracts (10%) and loans (62%)**
- **UK Telecoms: losses halved and improving competitive environment**
- **North America: 4.6 million customer relationships (including agreed acquisitions), with entry into Services**
- **Group operating margin (excluding Accord) of 12%, up from 9%, reflecting increasing scale and profitability of customer-facing activities**
- **Interim dividend up by 17% to 1.4 pence per share**

"Against a backdrop of economic and market uncertainty, the Group continued to demonstrate its unique blend of defensive and growth-oriented qualities"
-- Sir Roy Gardner, Chief Executive

CHAIRMAN'S STATEMENT

Centrica's performance in the first half of 2002 reflects our progress in creating shareholder value through the delivery of our vision of "taking care of the essentials". With adjusted earnings per share up 25% (before exceptional items and goodwill amortisation) over the first half of 2001, these Interim Results are particularly encouraging against a backdrop of highly competitive markets and economic uncertainty.

Business Environment

The first half of this year has seen further consolidation in international energy markets around a smaller number of increasingly powerful brands and our asset management expertise, strong consumer marketing credentials and financial and operational scale make Centrica a strong competitor in this sector. In the UK, our recently-signed gas contracts with Gasunie and Statoil have not only secured long-term supplies for our customers, but are expected to result in new transportation links to meet the country's future gas demand. In electricity, we have seen the competitive framework strengthened by the continuing success of NETA.

This experience of competitive energy markets has enabled us to play a key role in the deregulation of North American markets. While progress towards liberalisation is by no means universal, we are a major challenger in markets already opened to competition and are actively supporting its development in a number of key states. The opening of European energy markets is frustratingly slow, however, and while the Barcelona summit agreed the principles of competition, we continue to push for the pan-European structure which will underpin its success.

Conversely, in the UK telecommunications market, there have been a number of encouraging regulatory developments which mark a significant step towards the level playing field for which we have argued so strongly. We expect these developments to enable us to build closer relationships with our customers and to offer a wider range of competitively priced services.

This determination to improve the range of services we provide to customers has underpinned our strategy for the AA, where we have integrated its financial and roadside services for the first time in its recent history. This new market positioning, which now includes service centres, is currently being promoted through the highly successful "Just AAsk" campaign.

Dividend

I am pleased to report that the Board has declared an interim dividend for 2002 of 1.4 pence per share, an increase of 17% compared to the same period in 2001. This substantial increase reflects the positive medium-term outlook we see for both earnings and operating cash flow.

The Board

Sir Sydney Lipworth retired from the Board at the Annual General Meeting in May. We are most grateful for the enormous contribution he made to the development of Centrica. I am pleased to announce that Ms Helen Alexander has recently accepted our invitation to become a non-executive director.

Outlook

Our relentless focus on what customers want has enabled us to succeed in highly competitive markets. We have a strong team, an excellent business and a clear strategy which, I am confident, will deliver value to customers and shareholders alike.

Sir Michael Perry GBE, Chairman

5th September 2002

CHIEF EXECUTIVE'S REVIEW

In the first half of 2002, the Group built upon its strong 2001 performance. The results show that, against a backdrop of economic and market uncertainty, the Group continued to demonstrate its unique blend of defensive and growth-oriented qualities. The benefits of our UK energy market position, the hedging effect of our energy asset management and the scale of our broader customer relationship activities were all in evidence. The evolving profile of the business is reflected in a larger proportion of our UK profitability (49%) than last year (16%) deriving from our customer-facing activities.

First half 2002 turnover and profitability

Group turnover (excluding Accord trading revenue) was £5.16 billion for the first half of 2002, up 7% from the prior year period; 6% of the 2002 turnover is attributable to acquisitions since July 2001. Higher sales to our business customers – through Centrica Business Services – was complemented by an increase in residential electricity sales, growth across the AA's roadside and personal finance units, in Home Services and One.Tel and in North America. Gas sales volumes were lower.

Group operating profit (including joint ventures and associates, before exceptionals and goodwill amortisation) of £627 million was up 43% from £437 million in the first half of 2001, with improved performance across most brand units, particularly British Gas. Aggregate Group gross and operating margins (excluding Accord) were 31% and 12%, up from 25% and 9% respectively in 2001's first half.

Cash flow, capital expenditure and acquisitions

Group operating cash flow (from continuing operations, before exceptional payments) was £330 million during the first half of 2002, versus £337 million in 2001. An increase of £204 million in operating profit before depreciation (including joint ventures and associates, before exceptionals and goodwill amortisation) was more than offset by changes in working capital and provisions caused largely by accelerated gas transportation prepayments, petroleum revenue tax ("PRT") and gas production royalty payments of £92 million, £108 million and £31 million respectively.

Total capital expenditure was £154 million this year, up from £79 million in the 2001 period. This was due primarily to an increase of £65 million in capitalised information technology investments, which consisted largely of new hardware, professional fees and software associated with our new Customer Relationship Management (CRM) infrastructure. Acquisition expenditures were £523 million in the first half, consisting primarily of our Enbridge Services and Brigg power plant transactions (2001: £103 million). The Group's net cash outflow before financing was, as a result, £468 million, against a net inflow of £53 million a year earlier.

Net interest, net debt and net assets

Net interest payable was £29 million (2001: £20 million) and was covered 29 times by operating profit (including joint ventures and associates) before depreciation, exceptionals and goodwill amortisation compared with 31 times a year earlier. Higher net interest was due to higher average indebtedness compared with the first half of 2001.

Net debt (excluding the Goldfish facility) increased to £465 million at 30 June 2002 from £433 million at 31 December 2001. The increase was the result of higher

CHIEF EXECUTIVE'S REVIEW

In the first half of 2002, the Group built upon its strong 2001 performance. The results show that, against a backdrop of economic and market uncertainty, the Group continued to demonstrate its unique blend of defensive and growth-oriented qualities. The benefits of our UK energy market position, the hedging effect of our energy asset management and the scale of our broader customer relationship activities were all in evidence. The evolving profile of the business is reflected in a larger proportion of our UK profitability (49%) than last year (16%) deriving from our customer-facing activities.

First half 2002 turnover and profitability

Group turnover (excluding Accord trading revenue) was £5.16 billion for the first half of 2002, up 7% from the prior year period; 6% of the 2002 turnover is attributable to acquisitions since July 2001. Higher sales to our business customers – through Centrica Business Services – was complemented by an increase in residential electricity sales, growth across the AA's roadside and personal finance units, in Home Services and One.Tel and in North America. Gas sales volumes were lower.

Group operating profit (including joint ventures and associates, before exceptionals and goodwill amortisation) of £627 million was up 43% from £437 million in the first half of 2001, with improved performance across most brand units, particularly British Gas. Aggregate Group gross and operating margins (excluding Accord) were 31% and 12%, up from 25% and 9% respectively in 2001's first half.

Cash flow, capital expenditure and acquisitions

Group operating cash flow (from continuing operations, before exceptional payments) was £330 million during the first half of 2002, versus £337 million in 2001. An increase of £204 million in operating profit before depreciation (including joint ventures and associates, before exceptionals and goodwill amortisation) was more than offset by changes in working capital and provisions caused largely by accelerated gas transportation prepayments, petroleum revenue tax ("PRT") and gas production royalty payments of £92 million, £108 million and £31 million respectively.

Total capital expenditure was £154 million this year, up from £79 million in the 2001 period. This was due primarily to an increase of £65 million in capitalised information technology investments, which consisted largely of new hardware, professional fees and software associated with our new Customer Relationship Management (CRM) infrastructure. Acquisition expenditures were £523 million in the first half, consisting primarily of our Enbridge Services and Brigg power plant transactions (2001: £103 million). The Group's net cash outflow before financing was, as a result, £468 million, against a net inflow of £53 million a year earlier.

Net interest, net debt and net assets

Net interest payable was £29 million (2001: £20 million) and was covered 29 times by operating profit (including joint ventures and associates) before depreciation, exceptionals and goodwill amortisation compared with 31 times a year earlier. Higher net interest was due to higher average indebtedness compared with the first half of 2001.

Net debt (excluding the Goldfish facility) increased to £465 million at 30 June 2002 from £433 million at 31 December 2001. The increase was the result of higher

operating profit and an equity placement of £426 million being more than offset by increases in working capital, capital expenditure and acquisition payments. Net assets grew by 47%, from £1.54 billion to £2.26 billion, over the first half of 2002, reflecting retained earnings and the equity placement during the period. Our resulting ratio of net debt (excluding Goldfish Bank facilities) to book capitalisation was 17% at 30 June 2002 (Dec 2001: 22%).

Taxation

The ongoing taxation charge of £168 million for the first half of 2002 represents a 28% rate on profits adjusted for goodwill amortisation (2001 comparative rate 22%). The increase in effective rate is due to higher taxation on offshore gas production, including the introduction of a 10% corporation tax surcharge with effect from 17 April which increased the tax charge by £11 million. The overall charge is still less than the UK 30% statutory rate, however, primarily because we are recognising deferred tax assets during 2002 which were previously unrecognised at the last year end.

The exceptional tax charge of £25 million represents the one-off cost of restating the offshore gas production deferred tax liability at the new rate of 40%.

Customer satisfaction

The AA's flagship breakdown service has achieved the highest levels of customer satisfaction recorded to date. The AA has also regained the J D Power award for customer satisfaction, winning it for the 3rd time in 4 years. Customer satisfaction with the AA Insurance service and theAA.com has also increased.

The focus on improving further both customer service and customer satisfaction within British Gas has continued in the first half of 2002. In the first quarter of the year a decline in service and satisfaction measures reflected customer reaction to the gas price increase and the industry wide issue of mis-selling. By the middle of the year all key customer satisfaction measures had recovered to at least 2001 first half year levels. Year on year, more customers rated British Gas performance as "meeting their needs" and expressed a likelihood of recommending British Gas.

Outlook

In the delivery of our strategy, Centrica is focused on the application of six core competencies across the Group:

- Deeper customer understanding and insights
- Product innovation and appropriate cross-selling
- Service standards to win and retain customers
- Employee programmes to develop world class customer relationship and brand building talent across the Group
- Value maximising upstream asset and strategic procurement activities
- Leveraging operational synergies and best practice across the Group

Centrica's application of these principles will deliver across the Group a consistent approach to growing and developing durable and profitable customer relationships. These will be supported by continuing a strategic level of vertical integration within the energy sector, as our gas and electricity assets serve to hedge and underpin our growth plans.

For British Gas, residential gas price increases are combining with more stable wholesale gas and electricity costs to yield a recovery towards a sustainable level of industry profitability. We will continue to implement our advanced customer relationship management systems, the costs of which will have a temporary adverse impact on operating profit margins until the end of 2004. The winding down of these costs complemented by subsequent annual synergies and higher gross margins, should together result in further growth in British Gas operating margins in the medium term.

We expect underlying profitability of the AA to continue to improve, driven by current investments in both brand marketing and information technology.

We expect to increase market share and profitability in the UK commercial energy sector. Through the launch of Centrica Business Services, our management focus and product portfolios in this sector are being significantly enhanced.

The North American market continues to represent a significant value creation opportunity, given our unique focus on the marketing and service elements of deregulated energy and service provision. While deregulation has proceeded inconsistently, we believe its progress will continue and will benefit from the experiences of competitive markets such as those in Ontario and Texas. Our primary concern relates to the willingness of regulators to maintain incumbent pricing at levels which allow sufficient and stable gross margin headroom to attract committed new market entrants, which could dampen organic growth opportunities in the near term. We are maintaining a diversified approach to customer acquisition, including both organic growth and the acquisition of incumbent customer bases, similar to the recent AEP transaction in Texas. Where markets are yet to deregulate, we continue to assess opportunities to acquire regulated customer bases. We also expect to generate cash proceeds from the divestiture of water heater assets, acquired earlier this year with Enbridge Services in Canada.

In our telecommunications units, we remain on track with our plan to halve year-on-year operating losses in 2002. We believe that OFTEL-led moves towards full competition in the UK residential fixed line telephony sector will afford us good medium term prospects for profitable growth across the residential communications product mix. 2002 financial results for Goldfish Bank are expected to be very similar to those reported for 2001, with initial banking platform implementation expenses outweighing credit card profitability.

After our strong performance in the first half, and taking account of planned levels of investment and the outlook for margins across the group, we expect to achieve good progress for the year as a whole. Over the medium term, higher operating profitability across the Group should combine with lower cash PRT payments and reduced CRM investments to yield significant increases in Centrica's free cash flow generation.

Sir Roy Gardner
Chief Executive

5th September 2002

SEGMENTAL BUSINESS COMMENTARY

Note: All financial results listed are for the six months ended 30 June 2002. All references to "the prior-year period", "2001" and "last year" mean the six months ended 30 June 2001 unless otherwise specified. All operating profit numbers are stated before exceptionals and goodwill amortisation unless otherwise stated.

We draw attention to the fact that Centrica financial results are reported in respect of the brand unit divisions that now are utilised in the day-to-day management of the business. These have been structured to mirror the brand-focused customer relationships that are at the core of our business model.

British Gas Residential

Aggregate turnover for British Gas Residential including British Gas Communications was up 1.6% in the first half of 2002, at £3.26 billion (2001: £3.21 billion). Lower residential gas revenues were offset by continued growth in residential electricity supply revenues as well as further increases in Home Services revenue.

Operating profit improved significantly to £193 million (2001: £28 million) representing an operating margin of 5.9% (2001: 0.9%). A significant improvement in residential gas profitability was complemented by continued progress in Home Services, a further improvement in residential electricity, and a reduction in operating losses in British Gas Communications.

British Gas share of the aggregate residential energy customer base in Great Britain remained steady against the same time last year, at 40%. Net losses in gas customers were in line with the previous period. Electricity sales growth was tempered by a reduction in commission-only sales agents and a greater focus on value. Whilst relatively high churn rates have persisted this year, management believes that our premium British Gas brand, customer service and breadth of branded Home Service offerings will continue to afford us significant competitive advantage.

Substantial increases in residential energy gross profits for the six-month period were partially offset by the expensed portions of our investment in CRM, infrastructure (£11 million) and by higher spending on British Gas brand marketing of £54 million (2001: £50 million). General and administrative expenses were higher as a result of higher manpower costs, increased spending on Energy Efficiency Commitments (EEC) and higher debtor provisions.

Key residential energy performance indicators:

For the six months ended 30 June	2002	2001	Δ %
Customer numbers (period end) (000):			
Residential gas....................................	13,025	13,598	(4%)
Residential electricity............................	5,592	4,326	29%
Estimated market share (000):			
Residential gas....................................	65%	68%	(3 ppts)
Residential electricity............................	22%	17%	5 ppts
Average consumption:			
Residential gas (therms)........................	346	394	(12%)
Residential electricity (kWh)..................	2,049	1,988	3%
Weighted average sales price:			
Residential gas (p/therm).......................	46.6	42.6	9%
Residential electricity (p/kWh)................	6.06	6.03	0.5%

Weighted average unit costs:			
Residential gas (WACOG, p/therm).........	22.3	21.4	4%
Residential electricity (WACOE, p/kWh)...	2.47	2.55	(3%)
Transportation & metering charges (£m):			
Residential gas..................................	663	873	(24%)
Residential electricity...........................	231	165	40%
Total..	894	1,038	(14%)
Sales and marketing expenses (% of turnover)	4%	3%	0.6 ppts
Average products per customer (*).............	1.50	1.42	6%
Turnover (£m):			
Residential gas..................................	2,176	2,370	(8%)
Residential electricity...........................	674	491	37%
Total..	2,850	2,861	(0.4%)
Operating profit (£m):			
Residential gas..................................	172	55	213%
Residential electricity...........................	25	14	79%
Total..	197	69	186%
Operating margin (%):			
Residential gas..................................	8%	2%	6 ppts
Residential electricity...........................	4%	3%	0.8 ppts
Total..	7%	3%	4 ppts

* Includes all British Gas branded products: gas, electricity, home services and telecoms.

Residential gas

Increased gross margin from higher average selling prices (following price increases in April 2001 and January 2002) was offset by a reduction in average consumption reflecting the warmer UK winter weather in 2002 and the net loss of 0.6 million customers. Overall weather impact on operating profit was £44 million adverse versus last year.

The weighted average cost of gas increased 4% over the same period last year, reflecting higher market prices during 2001 which influenced prevailing contract costs during the current "gas year" commencing in October 2001. Gross profit grew by 52% to £466 million (2001: £306 million). Transportation and metering costs were reduced due to lower gas sales volumes and the recovery of overspending on the National Transmission System entry fees in mid-2001 through the consequential lower overall transportation charges in late 2001 and early 2002.

Wholesale gas procurement contracts will take another step in the latter part of 2002 towards greater linkage to wholesale gas prices due to an underlying change in our gas contract portfolio, bringing our cost structure closer to that of our competitors. The proportion of our total gas procurement (including our own equity gas) which will be linked to UK wholesale gas prices will increase from under a third to over a half by the end of 2002. British Gas secured two long-term wholesale gas price-linked gas supply contracts in June 2002. Both contracts are expected to commence in 2005, delivering approximately 13 billion cubic metres per year over a ten-year period; this equates to around 30% of current demand.

Residential electricity

Despite a reduction in prices last year, our weighted average selling price was approximately unchanged from the same period in 2001 whilst average consumption increased 3%. This results from a change in the customer mix, in particular the rapid customer growth in the prepayment market which operates on a higher tariff given related administrative cost levels.

Our net increase of 1.3 million customers (29% over the prior-year period) continued to grow the business. We continue to win customers in all areas due to a strong national

presence and our focus on customer service, combined with a good value customer proposition vis-à-vis our competition.

The 3% decrease in weighted average cost of electricity was driven by lower wholesale market prices, from which the group benefited for part of its procurement. Much of the reduction in market prices has been for baseload power, with the Group now securing a substantial proportion of its requirement for mid-merit and peak 'shape' through use of our own power stations. Resulting gross profit grew by 42% to £163 million (2001: £115 million).

Home Services

British Gas Home Services continued to report strong growth in the first half. Higher 3-Star central heating cover and installation revenues were complemented by good contributions from our newer products.

Our engineering staff numbers (including installation engineers) were 5,729 at 30 June 2002, up from 5,211 a year earlier. Access to adequate skilled engineering staff is a key source of competitive advantage in the home services sector, and during the first half of this year we announced our intention to recruit and train approximately 3,000 engineers by 2005.

Increased turnover and improved gross margin percentage have generated a £29 million improvement in gross profit which has been partly offset by increased operating costs, mainly due to higher manpower and British Gas marketing expenses. The resulting growth of 100% in Home Services operating profit illustrated the continuing scalability of our Home Services business model as increases in our customers and product range yield sustained profitability improvement.

Key Home Services performance indicators:

For the six months ended 30 June	2002	2001	Δ %
Customer numbers (period end) (000):			
Central heating service contracts	3,324	3,279	1%
Kitchen appliances cover	651	535	22%
Plumbing & drains cover	921	624	48%
Electrical cover	262	19	nm
Other	28	19	47%
Total	5,186	4,476	16%
Turnover (£m):			
Central heating service contracts	194	179	8%
Central heating installations	120	112	7%
Other	74	48	54%
Total	388	339	14%
Engineering staff employed (000)	5,729	5,211	10%
Sales & marketing expenses (% of turnover)	5%	5%	(0.4 ppts)
Total operating profit (£m)	22	11	100%
Operating margin (%)	6%	3%	3 ppts

British Gas Communications

Turnover increased by 86% to £26 million, driven primarily by a 41% increase in customer numbers to 385,000 (2001: 273,000). Our average monthly revenue per customer remained relatively flat at around £11.00. Our focus for this year has been on increasing the value of the customer base through enhanced product offerings and operational efficiencies. Gross margins for 2002 improved to 27% (2001: 26%).

The net contribution of British Gas Communications was an operating loss of £26 million, reduced from £52 million last year as a result of curtailed marketing activities

and the completion of the integration with acquired One.Tel billing systems and other infrastructure. The continued operating loss reflects the fact that the underlying infrastructure was put in place to service a much larger customer base. The migration of the British Gas Communications call volumes on to the One.Tel switches later in 2002 will reduce transmission costs by using the lowest cost routing capability resulting in improvements in gross margin.

A number of initiatives to reduce operating costs through back office consolidation and realise the synergy benefits of the One.Tel acquisition were completed in the first half of the year. The largest of these was the successful migration of the British Gas Communications customer base onto the One.Tel customer care and billing system which will deliver savings in operating costs in the order of £1 million per month and ongoing savings in system development costs, particularly on the launch of new products.

Following recent OFTEL announcements the medium term competitive outlook for British Gas Communications has improved. Please refer to page 14 below for further discussion of the positive impact of these changes.

Key British Gas Communications performance indicators:

For the six months ended 30 June	**2002**	**2001**	**Δ %**
Customer numbers (period end)(000)................	385	273	41%
Average minutes use per month (fixed line).........	344	357	(4%)
ARPU (£)...	11	11.4	(4%)
Gross margin (%)..	27%	26%	0.8 ppts
Sales & marketing expenses (% of turnover).........	9%	22%	(14 ppts)
Turnover (£m)..	26	14	86%
Operating profit (£m)........	(26)	(52)	50%

Centrica Business Services

Centrica continued to increase its market presence in the UK commercial energy sector. Following the creation of Centrica Business Services and the acquisition of Enron Direct and (in August) Electricity Direct, significant additional focus and impetus has been provided to serve and expand this customer base. Following these acquisitions, we estimate our aggregate share of the total UK commercial energy market to be 26%, made up of 52% for gas and 19% for electricity, measured as a percentage of total supply points.

Current operations primarily include gas and electricity supply to approximately 760,000 business customers at 30 June 2002 (of which 160,000 were acquired through Enron Direct). Average customer billings decreased due to relatively warm winter weather and a shift in customer mix towards electricity, driven by the acquisition of Enron Direct and organic growth in the electricity supply market. Gross profit was £80 million for the first half of this year, up from £36 million last year.

In addition to gas and electricity sales, Centrica Business Services is structuring broader bundled offerings for these customers which may include energy-related products, communications, vehicle fleet management, financial and other services, according to customer needs.

Sales and marketing costs (as a percentage of turnover) increased moderately, driven by an active organic growth campaign and the inclusion of Enron Direct. Operating profit grew by 111% to £40 million.

Key Centrica Business Services performance indicators:

For the six months ended 30 June	2002	2001	Δ %
Customer numbers (period end) (000):			
Gas	380	337	13%
Electricity	380	118	222%
Total	760	455	67%
Average consumption:			
Gas (therms)	1,887	2,377	(21%)
Electricity (kWh)	10,491	5,622	87%
Weighted average sales price:			
Gas (p/therm)	37.1	32.9	13%
Electricity (p/kWh)	4.88	5.58	(13%)
Weighted average unit costs:			
Gas (WACOG, p/therm)	21.6	20.7	4%
Electricity...(WACOE, p/kWh)	2.34	2.67	(12%)
Transportation & metering charge (£m):			
Gas	64	69	(7%)
Electricity	75	12	525%
Total	139	81	72%
Sales & marketing expenses (% of turnover)	3%	2%	1 ppt
Turnover (£m):			
Gas	266	263	1%
Electricity	208	37	462%
Total	474	300	58%
Operating profit (£m):			
Gas	25	15	67%
Electricity	15	4	275%
Total	40	19	111%
Operating margin (%):			
Gas	9%	6%	3 ppts
Electricity	7%	11%	(4 ppts)
Total	8%	6%	2 ppts

CEMG

The Centrica Energy Management Group (CEMG) consists of gas production operations, electricity generation (managed for British Gas Residential and Centrica Business Services), large volume industrial and wholesale gas sales, and our energy procurement, optimisation and scheduling operations as well as Accord trading. This unit is fundamental – through its provision of appropriate and advantaged access to energy supplies – to the success of the customer-facing operations that are at the core of Centrica's consumer marketing business model.

The energy supplies procured for the Group must match downstream demand requirements at competitive cost levels in relation to the scale and "shape" of our customer needs. We continue to believe that, over the short term and given current market dynamics (e.g. price trends, liquidity, volatility, forward curve shape, and our downstream market position), it will be optimal for CEMG to provide around a quarter of the Group's downstream gas and electricity requirements from internal sources of supply.

The energy assets currently owned by the Group are of high quality and feature substantial inherent flexibility that affords both value and competitive advantage to our supply operations. The production levels of our major gas fields can be altered in response to variations in demand quantities or market movements, whilst our electricity generation plants are gas-fired and flexible by nature, predominantly providing mid-merit and peak supplies on a scale which would be otherwise difficult to procure.

In a market context including relatively warm UK weather (reducing gas demand) and low recent wholesale electricity prices (reducing the "spark spread" profitability of power stations), CEMG reported operating profit of £336 million, down from £351 million last year. A 14% reduction in gas production operating profit, due to field rescheduling, was partly offset by better results in industrial sales and Accord trading, as detailed below.

Key CEMG performance indicators:

For the six months ended 30 June	**2002**	**2001**	**Δ %**
Gas production :			
Production volumes (m therms):			
Morecambe	2,130	2,425	(12%)
Other	214	218	(2%)
Total	2,344	2,643	(11%)
Average sales price (p/therm)	22.6	22.7	(0.4%)
Turnover (*) (£m)	564	632	(11%)
Operating costs (% of Turnover):			
Royalties	8%	8%	-
Petroleum Revenue Tax	8%	8%	-
Production and other	33%	31%	2 ppts
Total	49%	47%	2 ppts
Operating profit: (£m)	290	336	(14%)
Industrial & Wholesale:			
Sales volumes (m therms)	2,725	3,224	(15%)
Average sales price (p/therm)	19.9	20.0	(0.5%)
Operating profit (£m)	31	5	520%
Accord :			
Traded volumes (physical):			
Gas (million therms)	9,713	9,585	1%
Electricity (GWh)	37,178	n/a	n/a
Operating profit (£m)	15	10	50%
CEMG operating profit (£m)	336	351	(4%)

(*) Of which 94% is to entities within the Group.

Gas Production

Wholesale gas prices remained relatively high during late 2001 and early 2002, impacting the pricing of our upstream gas production (which is subject to a 3-9 month lag to market pricing). A reduction in aggregate production volumes was largely due to unseasonably warm winter weather, as well as a more recent significant reduction in spot wholesale gas prices which is enabling us to profitably procure in the open market whilst rescheduling equity production to a subsequent period.

Industrial sales and wholesaling

Industrial and European gas sales, which largely take place under contracts entered into prior to the Centrica demerger from British Gas plc, fell in value due to wholesale spot market price decreases, the early termination of one large contract and lower sales to third party UK power stations. The operating profit contribution from these sales was up due to higher gross margins, caused by differential time lags on escalation factors (linked to various commodity markets including oil products, PPI, etc.) in gas sales contracts compared with certain gas purchase contracts, as well as losses on the termination of certain out-of-the-money contracts last year. A profit of £9 million was recognised in connection with the early termination of an in-the-money gas supply contract.

Electricity generation

We currently have interests in four power stations with peak capacity of 1.7 GW and a 0.9 GW tolling agreement with Intergen on its Spalding plant which should be

operational by the end of 2004. Income is received by our power stations in the form of "tolling fees". CEMG, upon scheduling a power production period to match our downstream requirements, provide gas for conversion to power. For the half year, the volume of production at our generation plants was 3,436 GWh.

The value of our plants remains in their flexible mid-merit and peak generation capacity amid a less liquid market for peak supplies. The strategic importance of these plants, and those which we acquire in future, will rise as our downstream demand increases and as volatility remains or prices increase in wholesale baseload and peak power markets.

Accord

Our Accord trading operations continued to support our strategic procurement requirements and take additional trading positions within permitted limits based on our wholesale market outlook. Volumes traded during the first half of 2002 were equal to 1.1 times and 1.8 times, respectively, the gas and electricity volumes supplied to our downstream customers.

The value-at-risk (VaR) limit allocated to these trading activities continues to be limited to £21 million (in addition to £4 million for our North American activities). This VaR limit is based on historic volatility (over the last 90 days of pricing data) such that the absolute value at risk on the Accord trading portfolio is capped with a 95% degree of confidence and a 30-day liquidation timeframe. This limit is automatically reduced through the year if the realised position shows a loss, such that when the latter is combined with the mark-to-market on the open position, the loss in any calendar year should be 'capped' by the VaR limit. The VaR limit operates at a gross level (£21 million) and at an individual trading book level for gas, power and weather.

VaR is further supported by open volume limits to protect from sudden very significant volatility changes, credit checking and individual counter party trading limits.

In the first half of 2002 Accord's operating profit was £15 million (2001: £10 million), mainly due to increased contribution from gas trading. Physical traded gas volumes were stable year-on-year, whilst electricity volumes grew to 37,178 GWh for the first half of this year following the initiation of wholesale electricity procurement and trading under the UK's New Electricity Trading Arrangements.

The AA

The AA continues to perform well. Record Roadside Services membership (46% market share) was accompanied by strong continuing growth in the AA's Personal Finance operations as well as the addition of AA (formerly Halfords) Service Centres (AASCs).

Operating profit of the AA's Roadside and Personal Finance units, excluding results of the AA's other operations, was up almost 24% to £47 million in 2002. Growth in Personal Finance profits of 35% represented the majority of this increase, together with a growth in Roadside Services profit of 14%. These increases were partially offset by losses in AA Traffic & Travel. The AA also expensed its acquisition of Tyreserve, which complements the Service Centres and mobile tyre service sales as part of a national network.

The AA has commenced a substantial new brand campaign around the theme of "Just AAsk", designed to focus consumer attention on the wide variety of products and services offered by the AA beyond Roadside Services and across the spectrum of motoring needs. Total AA marketing expenditure, including this campaign, was £41 million for the first half of 2002 (2001: £31 million).

In addition, the AA is implementing a new Customer Relationship Management (CRM) infrastructure to leverage and support its relationships across the AA Brand, enabling both cost efficiencies and greater cross-selling opportunities. This is a three-year programme, and in the first half of 2002 £1.7 million was expensed with additional investment of £2.3 million being capitalised.

The AA's new route guidance system has improved the quality of service for members through faster average 'call to arrive' times. The AA remains at the forefront of technology in this sector. Further new systems are being field tested to reap the benefits of even better fault diagnostics and communications technology.

A new product providing Parts and Labour Cover for car breakdowns not repairable at the roadside has been launched. Over 45,000 customers have taken this product in the first six months of 2002, directly as a result of cross selling to the current customer base.

Demand for car and personal loan products was very encouraging as the fixed term loan book (in joint venture with HBOS plc) grew by 62% from a year earlier to £605 million. Other receivables took the total asset book to £720 million. Over 40,000 loans were written during the first half of this year, double the number written during the same period last year, due to more focused marketing activities including television advertising. Increased gross profit from the expanding loan book was offset by sales and marketing expenditure to drive continuing customer growth.

The AA's other units now include the AA Service Centres, providing a physical AA retail presence for integration with Roadside Services activities and for the cross-selling of other products. Out of a total 129 sites, 110 have been upgraded and rebranded with the remainder due for completion by the year end. AASC turnover was £21 million of a total of £53 million for all AA Other Operations, which also includes its Publishing, Traffic & Travel, Driving School and Signs unit. Joining this mix of established businesses is Tyreserve, Golf England and AA Buyacar.

Key AA Performance Indicators

For the six months ended 30 June	2002	2001	Δ %
Roadside Services:			
Customer numbers (period end) (000)..........	12,587	11,649	8%
Customer renewal rate (%)........................	83%	83%	-
Average transaction value (£).....................	40.5	42.9	(6%)
Roadside patrols employed.......................	3,680	3,669	0.3%
Personal Finance:			
Insurance customers (000):			
Motor..	952	865	10%
Home..	647	591	9%
Overall renewal rate (%)...........................	81%	78%	3 ppts
Average annual premium (£).....................	262	256	2%
Total insurance revenue (£m)........................	44	40	10%
Loans (fixed term) book size (£m)...............	605	374	62%
Loan book (fixed term) operating profit (£m).	10	9	11%
Number of fixed term personal loans (000)...	106	71	49%
AA Service Centres:			
Site numbers..	129	n/a	n/a
Average turnover per site (£000)................	164	n/a	n/a

Turnover (£m):			
Roadside services	233	232	0.4%
Personal finance	83	69	20%
Other operations	53	29	83%
Total	369	330	12%
Sales & marketing expenses (% of turnover)	11%	9%	2 ppts
Operating profit (£m):			
Roadside services	24	21	14%
Personal finance	23	17	35%
Other operations	(11)	(3)	(267%)
Total	36	35	3%
Operating margin (%)	10%	11%	(1 ppt)

One.Tel

Management's focus for this year has been on increasing the value of the customer base through enhanced product offerings and operational efficiencies. Turnover saw sequential growth of 15% from the second half of 2001, as a result of an increase in our customer base and average revenue per user (ARPU) for fixed line and narrowband internet services.

Our variable gross margin of 51% reflects the successful operation of our lowest-cost switched call routing system. Excess capacity and competition between carriers provided further opportunities to negotiate improved transmission charges, resulting in an increase of 3.6% in variable gross margin. Our switched reseller business model relies on the use of networks of a variety of infrastructure owners (13 at 30 June 2002), mitigating risks associated with network failure or carrier financial distress. Operating profit (before exceptional charges, goodwill amortisation and interest) was £4.7 million after customer acquisition costs of £7.7 million.

One.Tel has successfully participated in trials of the revised industry process for Carrier Pre-Selection (CPS), which resulted in implementation of an enhanced system in July. This introduction should have a positive impact on ARPU and reduce customer losses, as customers will have the opportunity to switch permanently their default call supplier from BT, using a more customer friendly transfer process.

OFTEL's June decision, following its review of BT's retail price controls, requires BT to provide a viable Wholesale Line Rental (WLR) product which will enable us to provide full fixed line services with a variety of line rental and call tariffs and a single billing customer relationship. An interim product is due for September, with the full solution expected in the first half of 2003. Centrica believes that both enhanced CPS and WLR are positive developments which will help to provide a more level playing field for competition in the fixed line residential market with BT.

One.Tel has launched several new products during the period. A new preferred distribution agreement was agreed with Vodafone, enabling the launch of One.Tel mobile service with a £4.99 monthly line rental charge. One.Tel broadband internet service was launched at a retail price of £27.99 per month. We believe that both of these offerings are highly attractive to UK retail customers. In the medium term, we believe that these crucial industry developments, together with the launch of our new mobile and broadband internet products, provide us with a sound platform to exploit profitably substantial developing market opportunities in the UK.

Key One.Tel performance indicators:

For the six months ended	30 June 2002	31 Dec 2001	Δ %
Customer numbers (30 day rolling) (period end)(000)	870	785	11%
Average minutes use per month (fixed line)..........	283	277	2%
ARPU (fixed line) (£)......................................	16.4	15.9	3%
Variable Gross margin (%)................................	51%	47%	4 ppts
Sales & marketing expenses (% of turnover).........	10%	n/a*	-n/a-
Turnover (£m) **..	75	65	15%
Operating profit (£m)......................................	4.7	3.5	34%
Operating margin (%)......................................	6%	5%	1 ppts

* Cost classifications in line with Centrica accounts standards are available beginning 1/1/02
** 2001 turnover is from date of acquisition (3 July 2001)

Goldfish Bank

Our Goldfish Bank joint venture (with Lloyds TSB) has continued to build its business platform, with credit cards in force and average spending per active card up by 2.7% and 13.1% respectively during the first half of 2002 compared with the same period last year.

Credit card profit contribution was £7m (2001: £2 million). Total net interest income was £18 million (2001: £14 million) and was accompanied by fee and other income of £25 million. Bad debt expense continued to remain well controlled at less than 3% of outstanding card balances. Loyalty scheme costs reduced by 1% to 32% of income. Goldfish Bank is currently completing preparation for the transfer of all card processing operations from our former partner (to which we continue to pay processing fees) to our own infrastructure, including both call centres and billing platforms.

In addition to the credit card contribution, Goldfish Bank incurred operating expenses comprising £2.4 million for brand marketing and £22 million for banking systems infrastructure and product development costs. A further £22 million was invested (capitalised) in the development of Goldfish Bank's IT platform infrastructure. This scalable platform is intended to support our multi-product offering plans and completion is due in December 2003.

Recent awareness and advertising campaigns have begun to increase the profile of the Goldfish brand, prompting increasing customer card use and preparing the market for a wider range of product offerings. We believe the Goldfish product set, as it is launched over the next two years, will be innovatively positioned between the traditional UK banking sector, which has consolidated considerably in recent years, and single-product competition which often lacks high levels of brand recognition. Beyond the credit card, 65,500 additional Goldfish products were sold during the period.

August saw the full launch of both an online instant access savings account with a competitive 'best buy' rate and an unsecured personal loan product which has the unique feature of a combination of no early repayment penalties and a loyalty bonus of Goldfish points consistent with the credit card scheme.

Key Goldfish Bank Performance Indicators:

For the six months ended 30 June	2002	2001	Δ %
Credit cards in force (000)...........................	1,050	1,022	3%
Average monthly spend per active card (£)...	512	452	13%
Gross card receivables (000)........................	671	661	2%
Net interest margin (%)...............................	6%	4%	2 ppts

Credit Card Income (£m)			
Net interest income	18	14	29%
Fee revenue and other Income	25	25	-
Total (before deduction of loyalty costs)	43	39	10%
Loyalty scheme costs (% of income)	32%	33%	(1 ppt)
Card processing costs (% of income)	19%	15%	4 ppts
Credit losses (% of receivables)	3%	4%	(0.7 ppts)
Credit card profit contribution (£m) *	7	2	250%
Goldfish non-credit card products income (£m)	1.6	0	-
Sales & marketing expenses (% of income)	5%	0%	5 ppts
Goldfish operating profit/(loss), before minority interest (£m)	(17)	(22)	23%

* Prior to allocation of a portion of aggregate Goldfish operating expenses.

Centrica North America

Centrica operates in North America under the Direct Energy and Energy America brands and, in accordance with transitional arrangements in respect of the services business, under the Enbridge Services brand.

Energy supply turnover of £412 million for the first six months of 2002 represented an increase of 11% from the prior year period, largely due to the combined effects of higher average gas selling prices up 14% and organic growth in the new Ontario and Texas electricity markets, partially offset by an unusually warm winter in Ontario. The mix of this turnover shifted significantly towards residential gas and electricity (versus industrial and commercial sales); these residential sales grew by 41% to £328 million.

In electricity, at 30 June 2002, we were serving or processing applications to serve approximately 500,000 and 75,000 consumers eligible for electricity supplier choice in Ontario and Texas respectively. The size of our residential gas customer base increased by 4% but was hindered in some states where regulatory regimes have allowed incumbent utilities to undercut our fixed price offers by passing through sharp falls in wholesale prices.

Energy supply gross profit was £42 million, up 14% from the 2001 period due to a turnover increase of 11%. Operating profit was impacted by £20 million in market entry costs related to the openings of the Texas and Ontario residential electricity sectors. Our investment in marketing, information technology, training and other employee and office infrastructure reflects the positioning required to continue expansion in our core business and build a business model which parallels Centrica's in the UK.

To encourage the smooth deregulation of new energy markets we continue our cooperative dialogue with regulators in states and provinces which have expressed a desire to pursue, but have not yet fully completed, deregulation.

In May Centrica acquired the retail home and business services operation of Enbridge Inc. for a cash consideration of C$1.0 billion (£437 million). The acquisition supports Centrica's strategic initiative of becoming the premier innovative consumer marketer in the energy and home services market in North America. During the period from 7 May to 30 June 2002, the services segment generated a gross profit contribution of £24 million on turnover of £39 million. These results are in line with the financial returns expected at the time of acquisition.

Development of our gas fields in Alberta continues. We drilled, completed and began production at 182 wells during the first half of 2002, compared with 73 in 2001. Production volumes grew by 12% to 183.7 million therms during the 2002 period, representing 20% of our North American downstream gas sales. Gross profitability

was, however, reduced substantially due to wholesale spot price reductions of approximately 31%.

Centrica carefully monitors and manages its trading counterparty risk exposures and has not suffered significant losses from the deterioration of US energy industry credit quality. The vast majority of commodity and related contracts are undertaken with the sole objective of procuring commodity to meet customer requirements in a manner designed to minimize commodity price and supply risk. The balance of trading operations remain small, with a value-at-risk limit of C$8 million (£4 million).

Operating profit for the first six months of 2002 declined by £4 million as increases in residential gas profit and a first time contribution for 7 weeks from Enbridge Services were more than offset by start-up costs in the Ontario and Texas electricity markets and lower wholesale gas prices upstream.

Key North America Performance Indicators

For the six months ended June 30,	**2002**	**2001**	**Δ %**
Customer numbers (period end):			
Residential and small commercial gas (000).......	1,297	1,250	4%
Residential electricity (000)............................	575	-	n/a
Home & Business services (000)......................	1,733	—	n/a
I&C energy (sites served)................................	49	46	7%
Average consumption:			
Residential and small commercial gas (therms):...	685	612	12%
Residential electricity (kwh):............................	3,711		n/a
Industrial and commercial energy (m therms)......	9.4	9.6	(2%)
Weighted average sales price:			
Residential and small commercial gas (pence per therm)	33.6	29.4	14%
Residential electricity (pence per kwh)..............	2.65	-	n/a
Industrial and commercial gas (pence per therm)	18.1	31.8	(43%)
Weighted average unit costs (p/kWh):			
Gas (WACOG) (pence per therm)...................	27.9	26.8	4%
Electricity (WACOE) (pence per kwh)...............	2.28	-	n/a
Gas production and energy trading:			
Gas production volumes (m therms):.................	183.7	164.4	12%
Average sales price (pence per therm)..............	22.6	32.8	(31%)
Production operating costs (£000)....................	6,262	5,387	16%
Turnover (£m):			
Residential and small commercial gas...............	297	232	28%
Residential electricity....................................	31	-	n/a
Home & Business services.............................	39	-	n/a
Gas production..	48	61	(21%)
I&C energy..	84	139	(40%)
Total..	499	432	16%
Sales & marketing expenses (% of turnover)..........	1%	3%	(2 ppts)
Operating profit (£m):			
Residential and small commercial gas ...	21	5	320%
Residential electricity....................................	(20)	(9)	(122%)
Home & Business services.............................	6	-	n/a
I&C energy..	1	2	(50%)
Gas production & energy trading......................	17	31	(45%)
Total..	25	29	(14%)
Operating margin %:...	5%	7%	(2 ppts)

Other Operations

The operating profit result for other operations was £9 million, which includes a profit of £12 million on disposal of our interest in the Spalding power plant and the developmental European operations.

Europe

Our Luminus joint venture in Belgium is progressing well. The Flemish market above the 1 GWh level opened on 1 January 2002 and Luminus retained its share of approximately 21% of the Flanders market. It is now preparing for the broader commercial market opening in early 2003, followed closely by the residential market opening in July 2003 for both electricity and gas. The business is positioned as the number two player in the Flemish market. When the residential market opens the business expects to have nearly 600,000 residential electricity customers and nearly 200,000 residential gas customers.

Independent review report to Centrica plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2002 as set out on pages 20 to 31. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

PricewaterhouseCoopers
Chartered Accountants

1 Embankment Place
London WC2N 6RH

5 September 2002

Summary Group Profit and Loss Account

	Notes	**6 months ended 30 June 2002 £m**	6 months ended 30 June 2001 £m	*Year ended 31 December 2001 £m*
Turnover:				
Continuing operations before acquisitions		**7,067**	6,753	*12,611*
Acquisitions		**40**	-	-
Continuing operations	1	**7,107**	6,753	*12,611*
Cost of sales	2	**(5,515)**	(5,524)	*(10,224)*
Gross profit		**1,592**	1,229	*2,387*
Operating costs before exceptional charges and goodwill amortisation	2	**(993)**	(805)	*(1,755)*
Exceptional charges and goodwill amortisation	3	**(53)**	(53)	*(166)*
Group operating profit		**546**	371	*466*
Share of profits less losses in joint ventures and associates – continuing operations		**25**	13	*45*
Operating profit including joint ventures and associates:				
Continuing operations before acquisitions		**568**	384	*511*
Acquisitions		**3**	-	-
Continuing operations	1	**571**	384	*511*
Net interest payable		**(29)**	(20)	*(43)*
Profit before taxation	4	**542**	364	*468*
Taxation	5	**(168)**	(91)	*(164)*
Exceptional Tax Charges	3	**(25)**	-	*9*
Profit after taxation		**349**	273	*313*
Minority interest		**1**	6	*10*
Profit after taxation and minority interest		**350**	279	*323*
Dividends	6	**(62)**	(48)	*(124)*
Retained profit for the financial period		**288**	231	*199*
Dividend per ordinary share	6	**1.4p**	1.2p	*3.1p*
Earnings per ordinary share:				
Basic	7	**8.4p**	7.0p	*8.1p*
Diluted	7	**8.3p**	6.9p	*8.0p*
Adjusted Basic	7	**10.4p**	8.3p	*12.1p*

There are no gains or losses for the period other than those recognised in the profit and loss account.

Summary Group Balance Sheet

	Note	30 June 2002	30 June 2001	*31 December 2001*
		£m	£m	*£m*
Fixed assets				
Intangible assets		**1,632**	1,347	*1,524*
Tangible assets		**2,346**	1,841	*2,058*
Investments (including joint ventures)	8	**175**	105	*167*
		4,153	3,293	*3,749*
Stocks		**125**	140	*193*
Goldfish bank debtors		**658**	-	*673*
Debtors due within one year		**1,903**	1,604	*1,923*
Debtors due after more than one year		**62**	42	*130*
Cash and investments		**392**	241	*526*
Goldfish bank borrowings		**(616)**	-	*(610)*
Borrowings due within one year		**(273)**	(329)	(361)
Creditors due within one year		**(2,462)**	(2,244)	*(2,871)*
Net current liabilities		**(211)**	(546)	*(397)*
Total assets less current liabilities		**3,942**	2,747	*3,352*
Borrowings due after more than one year		**(584)**	-	(598)
Creditors due after more than one year		**(32)**	(144)	*(34)*
Provisions for liabilities and charges		**(1,062)**	(1,070)	*(1,184)*
Total assets less liabilities		**2,264**	1,533	*1,536*
Shareholders' funds		**2,225**	1,533	*1,502*
Minority interest		**39**	-	*34*
Total capital and reserves		**2,264**	1,533	*1,536*

Movements in Shareholders' Funds

	6 months ended 30 June 2002 £m	6 months ended 30 June 2001 £m	*Year ended 31 December 2001 £m*
Shareholders' funds at 1 January	**1,502**	1,298	*1,298*
Profit for the financial period	**350**	279	*323*
Dividends	**(62)**	(48)	*(124)*
Issue of shares net of reserves transfer	**435**	6	*7*
Goodwill adjustment	**-**	(2)	*(2)*
Shareholders' funds as at 30 June/31 December	**2,225**	1,533	*1,502*

Summary Group Cash Flow Statement

	Notes	6 months ended 30 June 2002 £m	6 months ended 30 June 2001 £m	*Year ended 31 December 2001 £m*
Cash inflow from operating activities	9	**330**	337	*825*
Dividends received from joint ventures and associates		**13**	13	*16*
Returns on investments and servicing of finance	10	**(9)**	(15)	*(15)*
Taxation paid		**(58)**	(32)	*(109)*
Capital expenditure and financial investment	11	**(154)**	(79)	*(337)*
Acquisitions and disposals	12	**(511)**	(103)	*(607)*
Equity dividends paid		**(79)**	(68)	*(115)*
Cash (outflow)/inflow before use of liquid resources and financing		**(468)**	53	*(342)*
Management of liquid resources		**69**	(37)	*(257)*
Financing		**282**	15	*686*
(Decrease)/increase in net cash		**(117)**	31	*87*

Reconciliation of debt, net of cash and investments

	6 months ended 30 June 2002 £m	6 months ended 30 June 2001 £m	*Year ended 31 December 2001 £m*
Debt, net of cash and investments as at 1 January	**(1,043)**	(117)	*(117)*
Debt acquired	**1**	(28)	*(37)*
Net (decrease)/increase in money market investments	**(69)**	37	*257*
Net (decrease)/increase in cash for the period	**(117)**	31	*87*
Net decrease/(increase) in other debt	**156**	7	*(1,245)*
Exchange adjustments	**(9)**	(17)	*12*
Debt, net of cash and investments as at 30 June/ 31 December (i)	**(1,081)**	(87)	*(1,043)*
Of which:			
Goldfish Bank	**(616)**	-	*(610)*
Other businesses	**(465)**	(87)	*(433)*
	(1,081)	(87)	*(1,043)*

(i) Debt, net of cash and investments as at 30 June 2002 comprised cash and money market investments of £392 million (30 June 2001: £ 241 million), less bank overdrafts and loans of £1,353 million (30 June 2001: £ 187 million) and finance lease obligations of £120 million (30 June 2001: £141 million).

(ii) Cash and investments included £172 million held by the Group's insurance subsidiary undertakings, £3 million of margin call deposits held as security in relation to energy trading positions, £50 million deposit held as security in relation to outstanding consideration in relation to the acquisition of the Goldfish credit card and £9 million held by the Law Debenture Trust, on behalf of the Company, as security to cover unfunded pension liabilities. These amounts were not readily available to be used for other purposes within the Group.

Notes

1 Segmental analysis including share of profits and losses of joint ventures and associates

for the 6 months ended 30 June

	Turnover		Operating profit/(loss) before exceptional charges and goodwill amortisation		Operating profit/(loss) after exceptional charges and goodwill amortisation	
	2002	2001	**2002**	2001	**2002**	2001
	£m	£m	**£m**	£m	**£m**	£m
British Gas: Residential Gas Supply	**2,176**	2,370	**172**	55	**172**	53
British Gas: Residential Electricity Supply	**674**	491	**25**	14	**25**	14
Home Services	**388**	339	**22**	11	**21**	8
British Gas Communications	**26**	14	**(26)**	(52)	**(26)**	(52)
British Gas Residential	**3,264**	3,214	**193**	28	**192**	23
Centrica Business Services: Gas Supply	**266**	263	**25**	15	**25**	15
Centrica Business Services: Electricity Supply	**208**	37	**15**	4	**14**	4
Centrica Business Services	**474**	300	**40**	19	**39**	19
Industrial Sales and Wholesaling (i)	**401**	497	**31**	5	**31**	5
Gas Production	**41**	42	**290**	336	**290**	336
Accord: Energy Trading	**1,951**	1,936	**15**	10	**15**	10
Centrica Energy Management Group	**2,393**	2,475	**336**	351	**336**	351
The AA	**369**	330	**36**	35	**10**	2
Centrica North America	**499**	432	**25**	29	**9**	14
Goldfish Bank	**31**	-	**(17)**	(22)	**(24)**	(22)
One.Tel	**75**	-	**5**	-	**3**	-
Other Operations (ii)	**2**	2	**9**	(3)	**6**	(3)
Total from operations	**7,107**	6,753	**627**	437	**571**	384
Continuing operations before acquisitions	**7,067**	6,753	**622**	437	**568**	384
Acquisitions	**40**	-	**5**	-	**3**	-
Total from operations	**7,107**	6,753	**627**	437	**571**	384

1 Segmental analysis including share of profits and losses of joint ventures and associates - continued
for the year ended 31 December 2001

	Turnover 2001 £m	*Operating profit/(loss) before exceptional charges and goodwill amortisation 2001 £m*	*Operating profit/(loss) after exceptional charges and goodwill amortisation 2001 £m*
British Gas: Residential Gas Supply	4,029	(8)	(20)
British Gas: Residential Electricity Supply	1,121	27	25
Home Services	722	36	30
British Gas Communications	37	(101)	(116)
British Gas Residential	5,909	(46)	(81)
Centrica Business Services: Gas Supply	460	36	29
Centrica Business Services: Electricity Supply	121	8	8
Centrica Business Services	581	44	37
Industrial Sales and Wholesaling	921	5	5
Gas Production	80	552	552
Accord: Energy Trading	3,570	16	(14)
Centrica Energy Management Group	4,571	573	543
The AA	689	72	8
Centrica North America	768	68	39
Goldfish Bank	22	(32)	(37)
One.Tel	65	4	5
Other Operations	6	(4)	(3)
Total from operations	12,611	679	511

(i) The Group recognised a profit of £9 million in connection with the early termination of an in-the-money gas supply contract.

(ii) Other operations include the Group's European activities, and a profit of £12 million which was recognised in the period in respect of the sale of the Group's interest in Spalding Energy Company Limited, the value of which had been impaired in prior years.

(iii) Centrica financial results are being reported in respect of the brand unit divisions that now are utilised in the day-to-day management of the business.

2 Costs (before exceptional charges and goodwill amortisation)

	6 months ended 30 June 2002 £m	6 months ended 30 June 2001 £m	*Year ended 31 December 2001 £m*
Cost of sales:			
Continuing operations before acquisitions	**5,497**	5,524	*10,224*
Acquisitions	**18**	-	-
	5,515	5,524	*10,224*
Operating costs:			
Continuing operations before acquisitions	**976**	805	*1,755*
Acquisitions	**17**	-	-
	993	805	*1,755*

3 Exceptional charges and goodwill amortisation

	6 months ended 30 June 2002 £m	6 months ended 30 June 2001 £m	*Year ended 31 December 2001 £m*
Exceptional costs:			
Business integration costs	-	13	*35*
Energy trading costs	-	-	*37*
Other	-	-	*8*
	-	13	*80*
Goodwill amortisation:			
Continuing operations	**51**	38	*86*
Acquisitions	**2**	2	-
	53	40	*86*
Exceptional Charges and goodwill amortisation	**53**	53	*166*
Goodwill amortisation on joint ventures and associates	**3**	-	*2*
Exceptional tax charges (i)	**25**	-	*(9)*

(i) The exceptional tax charge in 2002 comprised an increase in deferred tax provisions arising from the increase in the corporate tax rate applicable to profits on 'ring-fenced' offshore gas production.

4 Earnings before exceptionals and goodwill amortisation

	6 months ended 30 June 2002 £m	6 months ended 30 June 2001 £m	*Year ended 31 December 2001 £m*
Profit before taxation	**542**	364	*468*
Add back: Exceptional charges and goodwill amortisation	**56**	53	*168*
Profit before taxation, exceptionals and goodwill amortisation	**598**	417	*636*
Taxation on ordinary activities (before exceptional items)	**(168)**	(91)	*(164)*
Minority interest	**1**	6	*10*
Earnings before exceptionals and goodwill amortisation	**431**	332	*482*

5 Taxation

The charge comprised mainly corporation tax on 'ring-fenced' offshore gas production. The charge incorporates the increase in corporation tax from 30% to 40% on profits from offshore production announced in the Budget. This has increased the first half tax charge by £11 million and has resulted in an exceptional charge of £25 million disclosed in note 3.

The tax charge for the 6 months ended 30 June 2001 is after a prior year adjustment resulting from the introduction of FRS 19, as disclosed in the 2001 Annual Report. The effect of this prior year adjustment was to increase the tax charge by £11 million for the 6 months ended 30 June 2001.

6 Dividends

An interim dividend of 1.4 pence per share (2001: 1.2 pence) will be paid to shareholders on 27 November 2002. The final 2001 dividend of 1.9 pence per share was paid in June 2002.

7 Earnings per share

Basic and adjusted basic earnings per share (EPS) are calculated as follows:

	6 months ended 30 June 2002		6 months ended 30 June 2001		*Year ended 31 December 2001*	
	Earnings £m	**EPS pence**	Earnings £m	EPS pence	*Earnings £m*	*EPS pence*
Profit for the financial period	**350**	**8.4**	279	7.0	*323*	*8.1*
Add back exceptional charges and goodwill amortisation	**81**	**2.0**	53	1.3	*159*	*4.0*
Earnings before exceptional charges and goodwill amortisation	**431**	**10.4**	332	8.3	*482*	*12.1*
Average number of shares (million) used in the calculation of basic and adjusted basic EPS	**4,159**		3,980		*3,984*	
Average number of shares (million) used in the calculation of diluted EPS	**4,211**		4,059		*4,062*	

8 Fixed asset investments

	30 June 2002 £m	*31 December 2001 £m*
Joint ventures:		
Share of gross assets	**787**	*709*
Share of gross liabilities	**(660)**	*(597)*
Other investments	**48**	*55*
	175	*167*

The Group's share of joint ventures' gross assets and gross liabilities principally comprised its interests in Humber Power Limited (a power station), Centrica Personal Finance Limited (The AA and British Gas personal loans activities), AA Financial Services (The AA credit card activities) and Luminus NV (energy supply).

Share of joint ventures' assets and liabilities as at 30 June 2002

	Humber Power Limited £m	Centrica Personal Finance Limited £m	AA Financial Services £m	Luminus NV £m	Other £m	**Total £m**
Share of gross assets	352	303	45	67	20	**787**
Share of gross liabilities	(309)	(284)	(43)	(11)	(13)	**(660)**
	43	19	2	56	7	**127**

9 Reconciliation of operating profit to operating cash flow

	6 months ended 30 June 2002 £m	6 months ended 30 June 2001 £m	*Year ended 31 December 2001 £m*
Group operating profit	**546**	371	*466*
Add back:			
Profit on sale of fixed assets	**(13)**	-	*(7)*
Profit on sale of investments	**-**	-	*(6)*
Exceptional charges and goodwill amortisation	**53**	53	*166*
Depreciation	**203**	189	*351*
(Increase) / decrease in working capital	**(228)**	(12)	*72*
(Decrease) in provisions	**(215)**	(234)	*(173)*
Operating cash flow before exceptionals:			
Continuing operations before acquisitions	**340**	368	*773*
Acquisitions	**6**	(1)	*96*
Continuing operations	**346**	367	*869*
Expenditure relating to exceptional charges	**(16)**	(30)	*(44)*
Cash inflow from operating activities	**330**	337	*825*

10 Returns on investments and servicing of finance

	6 months ended 30 June 2002 £m	6 months ended 30 June 2001 £m	*Year ended 31 December 2001 £m*
Interest received	**10**	16	*27*
Interest paid	**(14)**	(23)	*(28)*
Interest element of finance lease rental payments	**(5)**	(8)	*(14)*
	(9)	(15)	*(15)*

11 Capital expenditure and financial investment

	6 months ended 30 June 2002 £m	6 months ended 30 June 2001 £m	*Year ended 31 December 2001 £m*
Purchase of tangible fixed assets	**(159)**	(78)	*(312)*
Sale of tangible fixed assets	**1**	1	*11*
Purchase of own shares	**-**	-	*(14)*
Loans to joint ventures	**4**	(2)	*(22)*
	(154)	(79)	*(337)*

12 Acquisitions and disposals

	6 months ended 30 June 2002 £m	6 months ended 30 June 2001 £m	*Year ended 31 December 2001 £m*
Subsidiary undertakings:			
Goldfish Bank	**-**	-	*(710)*
Other businesses	**(490)**	(41)	*(402)*
Joint ventures	**-**	(37)	*(80)*
Deferred consideration	**(33)**	(9)	*(17)*
Total cash payments	**(523)**	(87)	*(1,209)*
Cash acquired	**-**	-	*17*
Overdraft acquired	**-**	(16)	*(12)*
Drawdown from Goldfish working capital facility	**-**	-	*590*
Proceeds from disposals	**12**	-	*7*
	(511)	(103)	*(607)*

13 Pensions

These statements have been prepared under SSAP 24. As envisaged in the transitional arrangements of FRS17, the Group's 2001 Annual Report provides information on the effect on the balance sheet and the results for the year, had FRS17 been adopted in the preparation of the financial statements. Set out below is indicative information on changes in net assets which would arise from valuation of the pension schemes assets and liabilities in accordance with FRS17 principles as at 30 June 2002. The assumptions adopted are as shown in the 2001 Annual Report except that the discount rate used in calculating the present value of the schemes' liabilities was 6.0% (31 December 2001: 5.8%).

On this basis, the market value of the assets in the schemes and the present value of the liabilities in the schemes were:

	6 months ended 30 June 2002 £m	*Year ended 31 December 2001 £m*
Total of fair value of assets	**2,093**	*2,193*
Present value of schemes liabilities	**(2,549)**	*(2,526)*
Deficit in the schemes	**(456)**	*(333)*
Related deferred tax asset	**137**	*100*
Net pension liability	**(319)**	*(233)*

Under SSAP24 the balance sheet on page 21 includes a provision of £99 million as at 30 June 2002 (31 December 2001: £116 million). Had FRS17 been implemented in full as at that date, the net assets of the Group would have been reduced by £220 million (31 December 2001: £117 million).

Had FRS17 been implemented in full for the 6 months to 30 June 2002, then the net charge for the pension costs in the profit and loss account would have increased by £21 million compared with that under SSAP24 as set out below:

	FRS17	SSAP24	Increase/ (decrease)
	£m	£m	£m
Amount charged to operating profit	65	35	30
Amount credited to net finance income	(9)	-	(9)
Net charge to profit and loss account	56	35	21

14 Basis of preparation

The financial information contained in this report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985.

These results have been prepared using accounting policies consistent with those used in preparing the Group's 2001 Annual Report and Accounts.

Enquiries

For further information please contact:

Charles Naylor, Director of Corporate Affairs
Gary Leibowitz, Director, Investor Relations

Telephone:
01753 494 085 (Media)
01753 494 900 (Shareholder and Analysts)

Facsimile:
01753 494 090 (Media)
01753 494 909 (Shareholder and Analysts)

Websites

www.centrica.com
www.britishgasbusiness.co.uk
www.onetel.co.uk
www.goldfish.com
www.theaa.com
www.house.co.uk
www.directenergy.com
www.energyamerica.com

Financial Calendar

Ex-dividend date for 2002 interim dividend	9 October 2002
Record date for 2002 interim dividend	11 October 2002
2002 interim dividend payment date	27 November 2002
2002 preliminary results announcement	13 February 2002
2002 Annual Report and Accounts published	End of March 2003
Annual General Meeting	12 May 2003

Registered Office

Millstream
Maidenhead Road
Windsor
Berkshire
SL4 5GD